Exhibit (a)(5)(c)

FOR IMMEDIATE RELEASE

Contacts:                                             Patrick Cooley
EMC Corporation
508-293-6583
cooley_patrick@emc.com

EMC EXTENDS TENDER OFFER TO ACQUIRE IOMEGA CORPORATION

HOPKINTON, Mass. — May 22, 2008 — EMC Corporation (NYSE: EMC), the world leader in information infrastructure solutions, today announced that it has extended the expiration date for its cash tender offer for all outstanding shares of common stock of Iomega Corporation (NYSE: IOM) until 5:00 p.m. Eastern Daylight Time (EDT) on Friday, May 30, 2008.  As a result, stockholders of Iomega may tender their shares of Iomega common stock until 5:00 p.m. EDT on Friday, May 30, 2008.  The extension was made to allow the European Commission the time required to complete its review process, which is a condition to the completion of the tender offer.

As previously announced, EMC, through Emerge Merger Corporation (a wholly owned subsidiary of EMC formed for the purpose of making the offer), commenced a cash tender offer on April 24, 2008 for all of the outstanding shares of common stock of Iomega at a price of $3.85 per share in cash, without interest, pursuant to an Agreement and Plan of Merger among EMC, Emerge Merger Corporation and Iomega.

As of the close of business on May 21, 2008, a total of 42,797,977 shares of common stock of Iomega had been validly tendered and not withdrawn, representing approximately 78 percent of the outstanding shares of common stock of Iomega.

Additional Information and Where to Find It

This press release is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of an offer to sell any of the Shares.  The solicitation and the offer to buy shares of Iomega common stock is being made pursuant to the Offer to Purchase and related materials that EMC and Emerge Merger Corporation filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2008. EMC and Emerge Merger Corporation filed a Tender Offer Statement on Schedule TO containing an Offer to Purchase, forms of letters of transmittal and other documents relating to the tender offer, and Iomega filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  EMC, Emerge Merger Corporation and Iomega mailed these documents to the stockholders of Iomega.  These documents contain important information about the tender offer and stockholders of Iomega are urged to read them  carefully. Investors and stockholders of Iomega are able to obtain a free copy of these and other documents filed by Iomega or EMC with the SEC at the website maintained by the SEC at www.sec.gov.  In addition, the Offer to Purchase and related materials may be obtained for free by directing such requests to EMC Corporation at 176 South Street, Attention: Office of the General Counsel, Hopkinton, MA 01748.  Investors and stockholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and such other documents from Iomega by directing requests to Iomega at 10955 Vista Sorrento Parkway, Attention: Corporate Secretary and General Counsel, San Diego, CA 92103.

For additional information, please contact the information agent for the offer.

The Information Agent for the offer is:

470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms Call: (800) 662-5200
Stockholders Call Toll Free: (800) 607-0088
E-mail: IOM.info@morrowco.com

About EMC

EMC Corporation (NYSE: EMC) is the world’s leading developer and provider of information infrastructure technology and solutions that enable organizations of all sizes to transform the way they compete and create value from their information. Information about EMC’s products and services can be found at www.EMC.com.

EMC is a registered trademark of EMC Corporation. Iomega is a registered trademark of Iomega Corporation. All other trademarks are the property of their respective owners.

This release contains “forward-looking statements” as defined under the federal securities laws. These include, without limitation, all references to the date the offer will be completed.  Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) any adverse governmental reactions as we seek approvals for the acquisition of Iomega, or business partner reactions to the acquisition; (ii) material adverse changes in general economic or market conditions; (iii) the potential for Iomega’s employees to leave their positions as a result of the acquisition; (iv) changes in the business of EMC or Iomega; or (v) other one-time events and other important factors disclosed previously and from time to time in EMC and Iomega’s filings with the SEC. EMC disclaims any obligation to update any such forward-looking statements after the date of this release.